Exhibit 99.1

www.hearstargyle.com

NEWS	Contact:	Thomas W. Campo

(212) 887-6827
tcampo@hearst.com

SPECIAL COMMITTEE OF HEARST-ARGYLE TELEVISION BOARD APPOINTS

ADVISORS TO ASSIST IN REVIEW OF HEARST CORPORATION TENDER OFFER

New York, N.Y., August 30, 2007 — Hearst-Argyle Television, Inc. (NYSE:  HTV) today announced that the Special Committee of its board of directors has retained Morgan Stanley as its financial advisor to assist them in their review of the proposed tender offer announced by Hearst Corporation on August 24, 2007.  Simpson Thacher & Bartlett LLP has been engaged to provide legal advice to the Special Committee.

Notice to stockholders: The tender offer referenced in this news release has not commenced.  In response to the proposed tender offer, if commenced, Hearst-Argyle Television will file with the Securities and Exchange Commission a solicitation/recommendation statement.  Stockholders of Hearst-Argyle Television are strongly advised to read Hearst-Argyle Television’s solicitation/recommendation statement, if and when it becomes available, regarding the tender offer referred to in this news release, because it will contain important information.  Stockholders may obtain a free copy of the solicitation/recommendation statement (if and when it becomes available) at the SEC’s web site, www.sec.gov.  Stockholders may also obtain, without charge, a copy of the solicitation/recommendation statement (if and when it becomes available), by directing requests to Hearst-Argyle Television’s Investor Relations department.

About Hearst-Argyle

Hearst-Argyle Television, Inc. owns 26 television stations, and manages an additional three television and two radio stations owned by Hearst Corporation, in geographically diverse U.S. markets. The Company’s television stations reach approximately 18% of U.S. TV households, making it one of America’s largest television station groups.  Hearst-Argyle owns 12 ABC-affiliated stations, and manages an additional ABC station owned by Hearst Corporation, and is the largest ABC affiliate group. The Company also owns 10 NBC affiliates, and is the second-largest NBC affiliate owner, and owns two CBS affiliates.  Also, Hearst-Argyle owns more than 30 Websites and currently multicasts 16 digital weather channels.  Hearst Corporation owns approximately 73% of Hearst-Argyle’s total outstanding common stock.  Hearst-Argyle Series A Common Stock trades on the New York Stock Exchange under the symbol “HTV.”  Hearst-Argyle’s corporate Web address is www. hearstargyle.com.

FORWARD-LOOKING STATEMENTS

This news release includes forward-looking statements.  We base these forward-looking statements on our current expectations and projections about future events.  These forward looking statements generally can be identified by the use of statements that include phrases such as “anticipate”, “will”, “may”, “likely”, “plan”, “believe”, “expect”, “intend”, “project”, “forecast” or other such similar words and/or phrases.

Actions taken by Hearst Corporation with respect to its proposed offer, as well as other matters, may cause actual events to differ from those we describe.  We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.